Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Credence Systems Corporation pertaining to the Credence Systems Corporation Inducement Stock Option Grants to each of Kevin C. Eichler, Laura Owen and Amir Aghdaei and to the Credence Employee Stock Purchase Plan, as Amended and Restated of our reports dated January 15, 2008, with respect to the consolidated financial statements and schedule of Credence Systems Corporation included in its Annual Report (Form 10-K) for the year ended November 3, 2007, Credence Systems Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Credence Systems Corporation filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

February 28, 2008